Darren K. DeStefano

T: +1 703 456 8034

ddestefano@cooley.com

August 13, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara Jacobs, Assistant Director

Mr. Patrick Gilmore, Accounting Branch Chief

Ms. Joyce Sweeney, Staff Accountant

Mr. Gabriel Eckstein, Staff Attorney

RE:	BroadSoft, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 7, 2012

File No. 001-34777

Ladies and Gentlemen:

On behalf of BroadSoft, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2012 with respect to the above-referenced filings (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 39

1.	Please consider including an executive-level overview in future filings that discusses the challenges and risks on which management is most focused, as well as the actions that management is taking to address those matters. In this regard, we note your comments from the transcript of your earnings conference call for the quarterly period ended March 31, 2012 that “you continued to see the unified

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August 13, 2012

communications market move aggressively to the cloud.” You also remarked on the proliferation of smart mobile devices and the decrease in maintenance and service revenue. Refer to SEC Release 33-8350.

Response to Comment 1:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its overview in MD&A to include an executive level overview that, to the extent material, discusses any applicable challenges and risks on which management is focused, including, but not limited to, industry trends affecting the Company’s business and results of operations. The Company acknowledges the objectives of SEC Release 33-8350.

Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 43

2.	We note your disclosure on page 44 that Software as a Service (“SaaS”) revenue has been immaterial to date. On page 48 you disclose that growth in sales of software licenses was most significant in license sales for your hosted UC and SIP Trunking applications. Please clarify for us the types of hosting services that you account for as SaaS revenue. Further, explain why you have software license sales for your hosted UC and SIP Trunking applications. In this regard, clarify whether your customers have the contractual right to take possession of your software at any time during the hosting period.

Response to Comment 2:

As previously reported in the Company’s Exchange Act filings, the majority of the Company’s revenue is derived from software license and maintenance and support fees for its BroadWorks software. The Company’s SaaS revenue is principally derived from sales of internally hosted or managed services, which the Company broadly refers to as its BroadCloud services.

The Company’s BroadWorks software powers its Unified Communications, or UC, applications, such as call processing, hosted IP Centrex and SIP Trunking. Typically, the Company licenses its BroadWorks software on a perpetual license basis to service providers who implement the software within their networks to offer UC and other VoIP services to their end-users. In this instance, the Company charges its service providers a license fee and the service providers obtain physical possession of an object code version of the Company’s software.

Conversely, the Company’s BroadCloud services are UC services hosted and/or managed by the Company, and resold by service providers under their brands. The Company also offers its web collaboration services to enterprises. Typically, service providers pay the Company a monthly recurring fee for providing such services (which is characterized as SaaS revenue).

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 13, 2012

Examples of BroadCloud services include web collaboration, instant messaging and presence, as well as certain of the same features and functionality of the Company’s core IP Centrex offerings. As BroadCloud is hosted and/or managed by the Company, possession of the underlying software remains with the Company throughout the term of the service, and BroadCloud customers have no contractual right to possession of the software.

The Company included clarifying disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the Commission on August 6, 2012 (the “10-Q”).

Consolidated Financial Statements

Note 9. Borrowings

Convertible Senior Notes, page 84

3.	Please describe for us what consideration you gave to the impact of the make-whole provisions in connection with a fundamental change or redemption by the company prior to maturity in evaluating whether there are embedded features that should be bifurcated and accounted for separately as derivatives in accordance with ASC 815.

Response to Comment 3:

Upon the issuance of the 1.50% convertible senior notes due 2018 (the “Notes”), management considered both the conversion option and the contingent call option that is embedded within the instrument, as well as the make-whole provisions that are related to each of these features.

For the conversion option, management first considered whether the conversion option met the definition of a derivative under ASC 815-10-15-83 and determined the Notes had each of the characteristics of ASC 815-10-15-83 and thus met this definition. Specific to the make-whole provision in connection with a fundamental change, management then considered whether the provision meets the scope exception found in ASC 815-10-15-74. The make-whole provision is based on only the two variables of (a) time and (b) the Company’s stock price in the event of a Make-Whole Fundamental Change (as such term is defined in the indenture governing the Notes, or the “Indenture”). The make-whole provision makes up for the lost time value of the Notes in the event of a Fundamental Change (as such term is defined in the Indenture). Management determined time and the Company’s own stock price are both inputs in a fixed-for-fixed calculation as described in ASC 815-40-15-7D.

Management specifically considered Example 18 of ASC 815-40-55-45 and 46, which states, “the number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.” There is no leverage in the make-whole table as the only non-stock price variable is time, as discussed above.

Management then considered whether the conversion option meets the necessary requirements to be classified within stockholders’ equity per ASC 815-40-25. Based on this analysis, management determined that the Notes should be classified within stockholders’ equity.

Based on this accounting analysis, management determined that the conversion option does not warrant separate accounting treatment as the option meets the scope exception set forth in ASC 815-10-15-74.

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August 13, 2012

The contingent call right provides the Company with the ability to redeem any outstanding Notes at any time between July 1, 2015 and the maturity date of the Notes in the event the Company’s stock price exceeds 140% of the conversion price over a stated period of time. If redeemed, the Company is required to remit an amount equal to the par value of the Notes, any accrued and unpaid interest plus a make-whole premium equal to the present value of the remaining scheduled payments of interest that would have become due if the Notes remained outstanding until the maturity date. Management first considered whether the contingent call right met the definition of a derivative under ASC 815-10-15-83 and determined the call right had each of the characteristics of ASC 815-10-15-83 and thus met this definition. Management considered the guidance found in ASC 815-15-25-42 to determine whether the call option that can be used to accelerate the settlement of the debt instrument should be considered clearly and closely related to the debt host contract. In consideration of this guidance, management concluded that the amount paid upon settlement does not adjust based on changes of an index and the debt does not involve a substantial premium or discount as the maximum amount of the make-whole payment is not significant relative to the par value of the Notes. Further analysis under ASC 815-15-25-26 was not performed, as the call right contains an underlying other than an interest rate or an interest rate index.

Based on this accounting analysis, management concluded the contingent call right does not warrant separate accounting treatment, as the right is clearly and closely related to its debt host.

4.	Please tell us what consideration you have given to providing all of the disclosures required by paragraphs 50-4 and 50-5 of ASC 470-20. For example, we note that in your financial statement footnote you do not disclose the carrying amount of the equity component or the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined as of the period end.

Response to Comment 4:

In preparing the Company’s annual financial statements for the fiscal year ended December 31, 2011, the Company considered the disclosure requirements of ASC 470-20, including the disclosure of the carrying amount of the equity component of the convertible debt instrument as required under ASC 470-20-50-4, as well as the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined as required under ASC 470-20-50-5.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 13, 2012

As of December 31, 2011, the carrying value of the equity component of the convertible debt instrument was $39.7 million. In future filings, the Company will make this disclosure within the notes to its consolidated financial statements.

With regards to the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion, management considered that the Indenture provides that the aggregate principal amount of the Notes to be converted will be paid in cash and shares of common stock will only be delivered in respect of the remainder of the conversion obligations in excess of the aggregate principal amount of the Notes being converted, if any. These excess conversion obligations would be calculated based on a conversion price of $41.99, which was disclosed in Note 9 to the Company’s consolidated financial statements filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. As of December 31, 2011, none of the circumstances had occurred which would enable the holders of the Notes to convert the Notes. If the Notes were convertible, no shares would have been distributed upon conversion because the conversion price of $41.99 per share was greater than Company’s common stock price as of such date.

Accordingly, the Company determined that the calculation of potential shares that could be delivered upon conversion was not applicable and that there were no shares on which the aggregate consideration was to be delivered upon conversion as of December 31, 2011. The Company will continue to evaluate the disclosure obligations of ASC 470-20 regarding the calculation of potential shares issuable upon conversion. The Company included clarifying disclosure in the 10-Q and will make such disclosure in its future quarterly and annual filings.

Form 10-Q for the Quarterly Period March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months ended March 31, 2012 and 2011

Revenue, page 27

5.	We note your disclosure that the decrease in deferred revenue for the three months ended March 31, 2012 was primarily driven by license orders that were deferred in prior periods that were recognized in the quarter. We note recent management statements suggesting that the company’s software license business is now becoming less driven by deferred revenue. Please tell us what consideration you gave to discussing any significant trends in revenue recognition patterns or timing. Refer to Item 303(b) of Regulation S-K.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 13, 2012

Response to Comment 5:

The Company acknowledges the Staff’s comment. While the Company acknowledges that license revenue has historically been impacted by changes in deferred license revenue, the Company does not believe that there have historically been material trends in its deferred license revenue that are indicative of a substantive change in the Company’s performance. Rather, deferred license revenue has been influenced by the particular terms of agreements with the Company’s customers and the satisfaction of revenue recognition criteria thereunder. The Company believes that the metric of revenue plus net change in deferred revenue during the period is a key measure of its sales activity, and is a more useful metric for investors than the increase or decrease in deferred revenue viewed in isolation.

In view of the foregoing, in the 10-Q the Company included disclosure of revenue plus net changed in deferred revenue, as well as an explanation of why management believes that this metric is a key indicator of the Company’s sales for the period. The Company intends to continue providing disclosure of this metric in future quarterly and annual reports. Additionally, the Company will continue to monitor its license orders with deferred revenue and in future filings, to the extent applicable, the Company will provide additional disclosure regarding significant trends affecting revenue recognition patterns or timing.

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As requested by the Staff, in a letter dated July 23, 2012, the Company provided an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Derek Colla, of our firm’s Washington D.C. office, at (202) 842-7849.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	James A. Tholen, BroadSoft, Inc.

Mary Ellen Seravalli, BroadSoft, Inc.

Derek Colla, Cooley LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM